Exhibit (a)(5)(vi)

An Important Notice to All ESPP Participants

The current ESPP offering period was scheduled to end April 30, 2009. As announced in an earlier email communication, in connection with Exar Corporation’s tender offer for shares of the Company’s common stock, the Board has authorized a shorter ESPP offering period, to end March 20, 2009. As a result, if you purchase shares through the ESPP, you will have an opportunity, when the shares are issued, to tender the shares in the Exar Tender Offer or to sell the shares in the open market.

Your choices are:

•	Sell the shares on the market for market price;

•	Tender the shares in the tender offer, for either

1.	$1.60 in cash and 0.3529 shares of Exar common stock, or

2.	$4.00 in cash.

•	Hold the shares and receive $1.60 in cash and 0.3529 shares of Exar common stock as a result of a merger expected to be completed shortly after the tender offer closes.